Anthony F. Geraci* Christina L. Geraci Nema Daghbandan Kevin S. Kim Dennis R. Baranowski 90 Discovery Irvine, CA 92618 Tel: (949) 379-2600 Fax: (949) 379-2610 www.geracilawfirm.com	Melissa C. Martorella Kyle Niewoehner Tae K. Kim Tom Hajda** Darlene P. Hernandez*** Marisol A. Nagata Lindsay J. Anderson****

Via EDGAR and OVERNIGHT MAIL

Mr. William Schroeder

Division of Corporate Finance - Office of Finance

100 F Street, N.E.

Washington D.C. 20549

April 5, 2021

Re:	LK Secured Lending Reg A Fund, LLC Offering Statement on Form 1-A Filed December 28, 2020 File No. 024-11395

Dear Mr. Schroeder:

This letter is submitted on behalf of LK Secured Lending Reg A Fund, LLC (the “Company”) in response to comments from the staff of the Division of Corporation Finance, Office of Finance (the “Staff”) of the Securities & Exchange Commission (the “Commission”) in a letter dated April 5, 2021 (the “Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A (File No. 024-11395) submitted for review pursuant to Regulation A under the Securities Act of 1933, as amended, to the Commission on March 23, 2021, relating to the Company’s offering of up to $75,000,000 in membership interests (the “Offering Statement”). The responses provided are based upon information provided to Geraci Law Firm by the Company. The Company is concurrently filing the Offering Statement (the “Amended Submission”), which includes amendments and revisions in response to the Staff’s comments as well as additional revisions and amendments.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Offering Statement, and page references in the responses refer to the Amended Submission. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Submission.

*Admitted in Arizona and New Jersey **Admitted in Massachusetts and Rhode Island only ***Admitted in New York ****Admitted in Oregon only

Re: Response Letter

February 23, 2021

Comment No. 1

1.	Please provide an updated consent from your independent accountant in your next amendment. Refer to section 11(a) in Item 17 of Form 1-A for guidance.

Response to Comment No. 1

In response to Comment No.1., the Company has attached the updated consent under Exhibit 12.1.

Very truly yours, GERACI LAW FIRM /s Tae Kim Tae Kim t.kim@geracillp.com (949) 379-2600

Enclosures